Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were made by Pubco on February 13, 2026:

The following transcript was made available for a podcast that was published on X on February 13, 2026:

Asheesh Birla: Thank you very much for having me on your YouTube podcast. It's an honor to tell the story of Evernorth to you and your followers in Korea. I'm Asheesh Birla. I have been working in the XRP community for over ten years. I started a with Chris Larson, founder of Ripple in the very, very first early days of Ripple, the company I helped grow the products at Ripple. And in 2022, I moved to the board of Ripple.

Park Jong-han: Recently, companies like Strategy (MSTR) with Bitcoin and BitMine with Ethereum have emerged as central players in the market. From your perspective, why has DAT (Digital Asset Treasury management at the corporate level)—rather than simple asset holding—become the standard model for the crypto market heading into 2026?

Asheesh Birla: The interest in the DAT, because it makes it a lot easier to get exposure to crypto, you don't have to own a wallet. You don't have to worry about security. Most people are familiar with buying stocks and with everyone and other DATs, you can just buy a stock in your brokerage portfolio. Furthermore, many institutions cannot hold crypto, but they can hold stock, and they can participate in the crypto ecosystem and the future of finance by owning stock, and this enables them to participate and get exposure to this asset, as easy as owning a stock, as easy as owning Tesla stock, you can own Evernorth stock, XRP.

Park Jong-han: Michael Saylor’s MSTR views Bitcoin as “digital gold,” a pure store of value, and continues to accumulate it aggressively. In contrast, Evernorth’s rationale for accumulating XRP appears to be closer to financial infrastructure than to gold. What are the fundamental differences between Evernorth’s strategy and MSTR’s approach?

Asheesh Birla: That's a very good question. MicroStrategy is just about exposure and levered exposure to Bitcoin. Bitcoin is alternative to gold or digital gold. It's not used in payments. It's not used for financial products. It is alternative to gold. XRP, in my opinion, is the basis for how DeFi products and financial institutions will tokenize on the blockchain. So XRP is more in my opinion, about the future of finance. And likewise, Evernorth strategy is aligned with helping create the future of finance on blockchain, we can help create the future of finance on blockchain and at the same time, generate yield from our efforts directly on the blockchain.

Park Jong-han: Ethereum-focused BitMine has recently begun staking roughly 30% of its holdings, operating ETH as a yield-generating asset. XRP does not offer native staking. How does Evernorth plan to generate operational or financial yield from XRP and compete with models like BitMine’s?

Asheesh Birla: So bitMine is going to stake on Ethereum ledger, but who knows what the staking views will be in the future, whereas at Evernorth we are working together with XRP developers and DeFi XRP developers. So how do we plan on making yield? Well, XLS 67 is a spec that was announced that will bring lending markets to XRP technology and ledger, and we plan on putting capital into that lending market to help generate yield. But then also, there are traditional ways to also generate yield on top of XRP. For example, the XRP options market needs XRP, and we can generate a yield on top of that options market. But I'm most excited about new DeFi technology to the XRP ecosystem and earning yield in that DeFi default system. We think that is more valuable to all XRP community members and token holders in the future.

Park Jong-han: Why do Ripple and SBI believe in an XRP-based DAT model, rather than a Bitcoin-focused one—and why did they choose to invest in Evernorth specifically? What strategic role do they expect Evernorth to play within the broader XRP ecosystem?

Asheesh Birla: Yes, well, thank you for the SBI congratulations. SBI is a very strong financial partner, and so far as in Ripple’s Series B fundraising, I went to SBI with Mr. Larson and Mr. Garlinghouse to help fundraise for Ripple. And I think the expectation for SBI and Ripple is to help foster an even stronger XRP ecosystem. I think the expectation is to make help make DeFi on XRP even stronger. And I think by working together, we can make the XRP ecosystem even stronger than it is today. But Ripple and SBI can help develop product, but Evernorth can help use those products on the XRP ecosystem and the XRP DeFi ecosystem, so Ripple helps create the products, you need the right regulation, but then you need capital from institutions and Evernorth can help bring that capital to the XRP DeFi ecosystem.

Park Jong-han: Korea is home to some of the most passionate long-term XRP holders in the world. Could the emergence of an institutional player like Evernorth be seen as validation that the patience and conviction of Korean retail investors over the years was ultimately justified?

Asheesh Birla: For the last six, seven years, I became aware of the passionate Korean community around XRP, and with Evernorth I want to grow that Korean XRP community and make it even more powerful. I'm very excited about leading more XRP community members in Korea.

Park Jong-han: MSTR benefited significantly from the approval of Bitcoin spot ETFs. Looking ahead, how do you expect U.S. market structure legislation such as FIT21, along with the expansion of institutional custody services, to act as a catalyst for the XRP DAT model?

Asheesh Birla: XRP ETFs have done very well in the market. You know, just in a couple of weeks, they have gone from $1 billion of inflows to $3 billion of inflows. That shows the interest in institutional adoption of XRP. But the difference between ETF and Evernorth XRP is that Evernorth is going to deploy in the future XRP on XRP DeFi ecosystem, and that will potentially help grow the ecosystem, and we plan to generate yield from XRP DeFi ecosystem directly. So, we have the added benefit of just being about XRP, other ETFs have Bitcoin, and all sorts of other digital assets. We are just about XRP and we want to see XRP DeFi ecosystem grow as well.

Park Jong-han: Bitcoin is a store of value. Ethereum is a platform. How does Evernorth define the fundamental nature of XRP, and why do you believe it can become the most profitable infrastructure asset in the future financial system?

Asheesh Birla: So in my opinion, there is going to be a big change in the way that we conduct global finance. The business of finance is going to change, because I believe more and more of it is going to be moving on to the blockchain. In my opinion, I think we underestimate how big of a movement this is going to be. I think that XRP, in my opinion, is the technology best suited to help with that transformation, empower that transformation. If you believe in the future of finance that will be built on blockchain, then I believe that XRP is the right technology, because its purpose is built for financial transactions and tokenizing financial instruments. Bitcoin is built for alternative to both, not built for payments. Ethereum is trying to build something that is for every use case, but it's not good for financial use cases because it's too slow and it's too expensive. But XRP has the advantage that its purpose is built for financial transactions so in my opinion that will be the winning formula for taking more and more traditional finance and moving it to blockchain.

Park Jong-han: MSTR’s Bitcoin largely sits idle in corporate treasuries, while Evernorth’s XRP, as you’ve said, must move to generate value. How does Evernorth practically deploy XRP into real-world use cases such as global payments or liquidity provisioning?

Asheesh Birla: Last summer, in June, the Genius Act passed for stablecoins, and that catalyzed increasing the growth of stable coins by nearly double. So after the pass of the bill, stablecoins, market cap overall doubled, and so a lot of institutions felt more comfortable coming into the space after the Genius Act. Now that is for stable coins. We need the same thing for DeFi. I believe that the Clarity Act and the Market Structure Bill will pass, and I believe that is going to be a catalyst for corporates and other institutions to use DeFi in their everyday operations, because now it has become legal with the potential passage of the Clarity Act. So I'm excited for that future, because Evernorth is working on helping cultivate the institutional DeFi ecosystem on XRP, and this bill, in my opinion, will only help catalyze that future.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) including certain private placements of securities and the other transactions contemplated by the Business Combination Agreement and/or as described in this communication (together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.